

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2023

Jerry Katzman
President
RetinalGenix Technologies Inc.
1450 N. McDowell Blvd.
Petaluma, CA 94954

      Re: RetinalGenix Technologies Inc.
           Form 10-K filed March 31, 2023
           File No. 333-258528

Dear Jerry Katzman:

     We have reviewed your filing and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. After reviewing your response to the comment, we may have additional comments.

Form 10-K filed March 31, 2023

Audit Report, page F-1

1.   Please file a revised audit report that clearly states what the auditor's opinion is on the financial statements.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 if you have questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services